UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: 811-07912

Date examination completed: September 12, 2023

2.       State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD D03721305	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

Other (specify):

3.       Exact name of investment company as specified in registration statement:

Old Westbury Funds, Inc.

4.       Address of principal executive office:

103 Bellevue Parkway, Wilmington, Delaware 19809

Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940

November 13, 2023

I, as a member of management of Old Westbury All Cap Core Fund, Old Westbury Fixed Income Fund, Old Westbury Large Cap Strategies Fund (excluding Baillie Gifford China Sleeve), Old Westbury Municipal Bond Fund, Old Westbury California Municipal Bond Fund, Old Westbury New York Municipal Bond Fund and Old Westbury Small & Mid Cap Strategies Fund (Tax Managed Sleeve, U.S. Mid Cap Sleeve and Small Cap U.S. Sleeve) (collectively, the “Funds”), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 12, 2023 and from August 1, 2023 through September 12, 2023.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of September 12, 2023 and from August 1, 2023 through September 12, 2023, with respect to securities reflected in the investment account of the Funds.

By: /s/ Matthew Rizzi

Matthew Rizzi

Old Westbury Funds, Inc.

Vice President & Treasurer

Ernst & Young LLP One Manhattan West New York, NY 10001	Tel: +1 212 773 3000 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Old Westbury Funds, Inc.

We have examined management’s assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940, that Old Westbury Funds, Inc. (comprising, respectively, Old Westbury All Cap Core Fund, Old Westbury Fixed Income Fund, Old Westbury Large Cap Strategies Fund (excluding Baillie Gifford China Sleeve), Old Westbury Municipal Bond Fund, Old Westbury California Municipal Bond Fund, Old Westbury New York Municipal Bond Fund, Old Westbury Small & Mid Cap Strategies Fund (Tax Managed Sleeve, U.S. Mid Cap Sleeve and Small Cap U.S. Sleeve)) (collectively, the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of September 12, 2023. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants (“AICPA”). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of the Funds and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1 – Members in Public Practice of the Code of Professional Conduct established by the AICPA.

Included among our procedures were the following tests performed as of September 12, 2023 and with respect to agreement of security purchases and sales or maturities, for the period from August 1, 2023 (the date of our last examination) through September 12, 2023:

•	Confirmation of all securities held by Bank of New York Mellon and Federated Shareholder Services Company in book entry form;

•	Reconciliation of all such securities to the books and records of the Funds and the custodian;

•	Agreement of pending purchase activity as of September 12, 2023 to documentation supporting corresponding subsequent cash payments and related settlements; and

A member firm of Ernst & Young Global Limited

•	Agreement of a total of five security purchases and five security sales across all Funds since our last examination from the books and records of the Funds to cash settlement per the bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of September 12, 2023, with respect to securities, reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Old Westbury Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York

November 13, 2023